[redacted]

SECURITIE 04015318 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Channel Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2510
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Cacciapaglia — (212) 888-1805
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 3 1 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

PROCESSED
APR 07 2004
THOMSON FINANCIAL

AFFIRMATION

I, Donald C. Cacciapaglia, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Channel Capital Group LLC (the "Company"), as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

3/29/04

Signature Date

Chairman and Chief Executive Officer

Title

Subscribed and sworn to before me

this 29th day of March 2004.

MICHAEL MCGUIRE
NOTARY PUBLIC, State of New York
No. 02MC6067146
Qualified in New York County
Commission Expires December 03, 2005

CHANNEL CAPITAL GROUP LLC
<u>(SEC I.D. No. 8-53692)</u>

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

**Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC Document.**

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Deloitte.

INDEPENDENT AUDITORS' REPORT

To the Member of
Channel Capital Group LLC

We have audited the accompanying statement of financial condition of Channel Capital Group LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Channel Capital Group LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on page 5 and 6 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but is supplementary information required by regulations under the Commodity Exchange Act. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

March 24, 2004

CHANNEL CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 354,471
Receivables:	
Management and incentive fees (net of allowance of $301,239)	390,116
Affiliate	13,499
Other assets	2,040
TOTAL ASSETS	$ 760,126

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 178,312
Other liabilities	5,420
TOTAL LIABILITIES	183,732
MEMBER'S EQUITY	576,394
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 760,126

See notes to statement of financial condition.

CHANNEL CAPITAL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Channel Capital Group LLC (the "Company") (formerly known as HFN Securities LLC), is a Delaware limited liability corporation and a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD") and an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company is a wholly-owned subsidiary of Channel Capital Group Inc. (the "Parent").

Nature of Operations – The Company generates its revenues through marketing and placing accredited investors with hedge funds through its sales staff and website operated by the Parent.

Estimates – The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Estimates, including receivables and allowances, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Management and incentive fees revenues – The Company has entered into agreements with various hedge funds through which the Company earns management and incentive fees for introducing clients who invest in those hedge funds. Management fees earned by the Company under these agreements represent a defined percentage of the management fees earned by the hedge fund on the Company referred investments. Also under these agreements, the Company may receive a defined percentage of any incentive fees that the hedge fund earned on the Company referred investments. Management and incentive fees are recorded as they are earned. In determining the amount of management and incentive fees earned, the Company relies on the various hedge funds to inform the Company of the total amount of investments placed at the hedge funds through this referral process.

2. MANAGEMENT AND INCENTIVE FEES RECEIVABLE

As disclosed in Note 1, the amounts recorded for management and incentive fees is largely dependent on the information provided by the various hedge funds. At December 31, 2003, it is management's opinion that the full management and incentive fees receivable amount may not be collectible and as a result, an allowance of $301,239 has been recorded.

3. INCOME TAXES

The Company is a single member LLC whose Parent is responsible for reporting the Company's income or loss under applicable tax statutes and regulations. The Company is treated as a

disregarded entity under Federal income tax regulations. For Federal and state income tax purposes, the Parent is taxed as a partnership, and the taxable income or loss is reported on the individual income tax returns of the partners.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $170,739, which was $140,739 in excess of its required net capital of $30,000. The Company's aggregate indebtedness ratio was 1.08 to 1.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

Employees of the Company are eligible to participate in the Parent's qualified defined contribution 401(k) plan. All employees of the Company are eligible to participate. Subject to certain limitations, the annual contributions are at the discretion of the members.

During 2003, the Parent established a phantom stock plan. As of December 31, 2003, no awards were made under this plan.

6. RELATED PARTY TRANSACTIONS

All investor placement transactions and marketing activities of the Parent are conducted through the Company.

The Company had an administrative service and expense funding agreement with the Parent, whereby the Parent, or one of the Parent's subsidiaries or affiliates, provided services, consisting of, but not limited to, payroll, accounting, tax calculation and payment, budgeting and forecasting, legal, regulatory and auditing and back office support in exchange for a management fee.

The agreement described above was terminated on November 30, 2003. In accordance with NASD Notice to Members' guidelines regarding expense-sharing agreements, the Parent directly allocated expenses that were attributable to the Company, beginning December 1, 2003. All direct expenses are paid for by the Company. These amounts are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

* * * * * *

CHANNEL CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

	Unaudited Amount Per December 31, 2003 FOCUS Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)
MEMBER'S EQUITY	$ 215,731	$ 576,394	$ 360,663
NONALLOWABLE ASSETS			
Management and incentive fees	27,094	390,116	363,022
Affiliate	-	13,499	13,499
Other assets	1,945	2,040	95
Total nonallowable assets	29,039	405,655	376,616
NET CAPITAL	$ 186,692	$ 170,739	$ (15,953)
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS	$ 167,779	$ 183,732	$ 15,953
MINIMUM NET CAPITAL REQUIRED (THE GREATER OF $30,000 OR 12-1/2% OF AGGREGATE INDEBTEDNESS)	$ 30,000	$ 30,000	$ -
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$ 156,692	$ 140,739	$ (15,953)
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.90 to 1	1.08 to 1	

Note: The differences above relate to audit adjustments, primarily for additional management and incentive fees receivable and additional accruals.

CHANNEL CAPITAL GROUP LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY ECXHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2003

The Company does not carry any customers' regulated commodity futures, foreign futures and foreign options accounts; therefore, the Company has no reporting requirements.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 24, 2004

Channel Capital Group LLC
420 Lexington Avenue, Suite 2510
New York, NY 10170

In planning and performing our audit of the financial statements of Channel Capital Group LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated March 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP